                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2001.
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to                .
                               ---------------     ---------------
Commission file number 1-8649.

         A.       The Toro Company Investment and Savings Plan
         B.       The Toro Company
                  8111 Lyndale Avenue South
                  Minneapolis, MN 55420

                              REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:
1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).
3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.
4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope of exemption" contained in
     Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               The Toro Company Savings and Investment Plan
                               --------------------------------------------
                                              (Name of Plan)

Dated  July 1, 2002                     /s/  Stephen P. Wolfe
                                        ------------------------
                                        Stephen P. Wolfe
                                        Vice President - Finance,
                                        Treasurer and Chief Financial Officer

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN



                                TABLE OF CONTENTS



                                                                           PAGES

Independent Auditors' Report                                                1

Statements of Net Assets Available for Plan Benefits                        2

Statements of Changes in Net Assets Available for Plan Benefits             3

Notes to Financial Statements                                               4

SCHEDULE

Schedule of Assets (Held at End of Year)                                   11

                          INDEPENDENT AUDITORS' REPORT



The Plan Administrator
The Toro Company Investment and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Toro Company Investment and Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 12, 2002

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000


                                                                      2001          2000
                                                                  ------------   ------------
Assets held by Trustee:
     Investments                                                  $226,162,637    238,865,248
     Employer contribution receivable                                7,764,001      7,212,467
     Employee contribution receivable                                   50,198         35,124
                                                                  ------------   ------------
                 Net assets available for plan benefits           $233,976,836    246,112,839
                                                                  ============   ============

See accompanying notes to financial statements

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2001 and 2000



                                                                          2001             2000
                                                                      -------------    -------------
Investment loss:
     Interest, dividends, and cash earnings                           $   6,514,099       15,813,378
     Net realized/unrealized loss in the fair value of investments      (21,513,346)     (28,705,746)
                                                                      -------------    -------------
                 Net investment loss                                    (14,999,247)     (12,892,368)
                                                                      -------------    -------------
Employer contributions                                                   10,093,189        9,387,004
Employee contributions                                                    8,938,374        8,684,553
Rollover contributions                                                      329,313          590,218
                                                                      -------------    -------------
                 Total contributions                                     19,360,876       18,661,775
Benefit payments                                                        (16,497,632)     (15,967,831)
                                                                      -------------    -------------
                 Decrease in net assets available for plan benefits     (12,136,003)     (10,198,424)

Net assets available for plan benefits:
     Beginning of year                                                  246,112,839      256,311,263
                                                                      -------------    -------------
     End of year                                                      $ 233,976,836      246,112,839
                                                                      =============    =============

See accompanying notes to financial statements

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF FINANCIAL STATEMENT PRESENTATION

                  The accompanying financial statements of The Toro Company Investment and Savings Plan (the Plan) are presented in accordance with accounting principles generally accepted in the United States of America. The accounting records of the Plan are maintained on an accrual basis.

         (b)      INVESTMENTS

                  The Plan's investments are held by Putnam Fiduciary Trust Company (the Trustee). The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

                  The Toro Company (the Company) maintains one master trust, the Wells Fargo Stable Value Fund, formerly the Toro Stable Value Fund, (master trust) for three profit sharing and retirement plans that are sponsored by the Company. The three plans are The Toro Company Profit Sharing Plan for Plymouth Union Employees, The Toro Company Investment and Savings Plan, and The Toro Company Employee Stock Ownership Plan. The purpose of the master trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

                  The Plan's proportionate share of net investment income from the master trust is based upon the percentage of the fair value of the Plan's investment in the master trust's assets. The Plan's percentage interest in the net assets of the master trust was approximately 91% and 95% as of December 31, 2001 and 2000, respectively.

                  The Plan's share of net investment income from the master trust is determined by the Trustee based on the ratio of the fair value of the Plan's equity in the investment fund to the total net assets of the investment fund at the beginning of the plan year.

                  The short term securities of the Wells Fargo Stable Value Fund (formerly The Toro Stable Value Fund) are stated at cost, which approximates fair value. During 2001, the Toro Stable Value Fund included a fully benefit responsive investment contract. The contract was valued in the Plan at contract value, which included cost plus accrued interest. The contract had a stated interest rate of 6.31%. Certain guaranteed investment contracts held by the master trust matured on January 2, 2001 at a value of $2,368,232 and were transferred to the short-term investment fund. On July 2, 2001, all remaining short-term investments in the Toro Stable Value Fund totaling $47,152,920 were transferred to the Wells Fargo Stable Value Fund.

         (c)      ACCOUNTING ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


                                       4                             (Continued)

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(2)      DESCRIPTION OF PLAN

         The Plan is a defined contribution profit sharing plan sponsored by the Company. The Company, as administrator of the Plan, absorbs all administrative costs and Trustee fees of the Plan, with the exception of investment management fees, which are netted against investment income.

         A general description of the Plan is contained in the Plan document amended as of December 21, 1998. Participants should refer to the Plan document for more complete information.

         Contributions are made under the control of the plan administrator. The allocation of the participants' and Company contributions to the investment funds is selected by the participants. Company matching contributions, together with income attributable thereto, vest at the rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.

         Benefit payments and transfers of participants' interests are made under the control of the Trustee.

         During the years ended December 31, 2001 and 2000, forfeited nonvested accounts totaled $16,258 and $20,365, respectively. These accounts are used to offset future employer contributions.

(3)      CONTRIBUTIONS AND PLAN TRANSFERS

         The Company's funding policy is to make annual contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants' total compensation earned during the plan year plus 5.5% of the participants' compensation above the Social Security taxable wage base as of the beginning of the plan year. In addition, the Company is required to make a matching contribution equal to 50% of the participants' contributions to the Plan not to exceed 2% of the participant's total compensation. The contribution formula specifies a minimum annual contribution to the Plan. The Company contribution is allocated to participants based on compensation earned during the plan year. Investment income is allocated based on a formula specified in the Plan.

         Employee contributions consist of salary reduction elections under a 401(k) feature and rollover funds from other qualified plans.

         Transfers to/from other plans represent participant elected transfers to/from other Company plans.

(4)      PARTY-IN-INTEREST TRANSACTIONS

         Putnam Fiduciary Trust Company and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan's legal counsel, transactions between the Plan and the Trustee and the Company are exempt from being considered as `prohibited transactions' under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

(5)      PLAN TERMINATION

         The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the profit sharing plan agreement, it may do so at any time. Upon termination of the Plan, the interest of the participants in the Plan shall fully vest.


                                       5
                                                                     (Continued)

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(6)      INVESTMENTS

         Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the master trust.

         The net assets available for benefits of the master trust at December 31, 2001 and 2000 were as follows:

                                                          2001          2000
                                                       -----------   -----------
Investments:
     Short-term investment funds                       $49,722,525    41,370,916
     Guaranteed investment contracts                            --     2,367,031
                                                       -----------   -----------
                 Total assets available for benefits   $49,722,525    43,737,947
                                                       ===========   ===========


       The changes in net assets available for benefits of the master trust for the year ended December 31, 2001 were as follows:

          Realized gain on investments                    $  1,244,460
          Unrealized gain on investments                     1,695,838
          Deposits by participating plans                   15,608,657
          Withdrawals by participating plans               (12,564,377)
                                                          ------------
                       Increase in net assets                5,984,578

          Net assets available for benefits:
               Beginning of year                            43,737,947
                                                          ------------
               End of year                                $ 49,722,525
                                                          ============


       The changes in net assets available for benefits of the master trust for the year ended December 31, 2000 were as follows:

           Investment income (interest and dividends)     $  2,688,159
           Deposits by participating plans                  11,894,155
           Withdrawals by participating plans              (15,567,198)
                                                          ------------
                        Increase in net assets                (984,884)

           Net assets available
           for benefits:
                Beginning of year                           44,722,831
                                                          ------------
                End of year                               $ 43,737,947
                                                          ============


                                       6
                                                                     (Continued)

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


         The following investments represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2001 and 2000:

                                                         2001           2000
                                                      -----------    ----------
Lord Abbett Affiliated Fund                           $43,306,240       618,461
Wells Fargo Stable Value Fund                          45,351,817            --
Toro Stable Value Fund*                                        --    41,478,932
Putnam Asset Allocation: Balanced Fund*                14,492,489    15,501,264
Putnam Voyager Fund*                                   53,812,677    69,881,808
The Toro Company Common Stock**                        31,026,196    26,883,705
Putnam Growth Opportunities Fund - International*      11,792,599    14,915,573

*Party-in-interest
**Party-in-interest and nonparticipant-directed.

         During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year, interest, dividends, and cash earnings) depreciated in value by $14,999,247 and $12,892,368, respectively, as follows:

                                    2001            2000
                                ------------     -----------
Mutual funds                    $(22,833,314)    (15,600,295)
Common stocks                      6,453,302          94,582
Master trust fund                  1,380,765       2,613,345
                                ------------     -----------
                                $(14,999,247)    (12,892,368)
                                ============     ===========


                                       7
                                                                     (Continued)

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                             2001           2000
                                                                         ------------    ------------
Net assets:
     The Toro Company Common Stock                                       $ 31,026,196      26,883,705
                                                                         ============    ============
Investment income:
     Dividends                                                           $    339,011         348,579
     Net realized/unrealized gain (loss) in the fair value of
        investments                                                         6,114,291        (253,997)
                                                                         ------------    ------------
                 Net investment income                                      6,453,302          94,582
Total contributions                                                         3,030,814       2,891,549

Benefit payments                                                           (1,530,896)     (1,012,431)
Transfers to other funds                                                   (3,810,729)     (1,985,788)
                                                                         ------------    ------------
                 Increase (decrease) in net assets available for
                    plan benefits                                           4,142,491         (12,088)

Net assets available for plan benefits:
     Beginning of year                                                     26,883,705      26,895,793
                                                                         ------------    ------------
     End of year                                                         $ 31,026,196      26,883,705
                                                                         ============    ============



(7)      FEDERAL INCOME TAXES

         The plan administrator has received a determination letter from the Internal Revenue Service dated July 18, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The plan administrator believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code and are exempt from federal income taxes.

(8)      SUBSEQUENT EVENTS

         Effective January 1, 2002 The Toro Company Employee Stock Ownership Plan was combined with The Toro Company Investment and Savings Plan into The Toro Company Investment, Savings and Employee Stock Ownership Plan. Additional changes to the Plan for 2002 are as follows:

         - The Plan now allows rollovers between a Toro Plan and a 403(b) or governmental plan and rollovers to the Toro Plans of distributions from all IRAs (not just rollover IRAs)

         - The 401(k) contribution limit increased to $11,000 and $1,000 each year thereafter until it will be $15,000 in 2006, which will be indexed in $500 increments in subsequent years

         In addition, the Plan will be amended during 2002 to incorporate the following tax law changes:

         - The new section 415 limit, also known as the annual additions limit, has increased to the lesser of $40,000 or 100% of income

         - The limit on compensation for testing purposes increased from $170,000 to $200,000, which will be indexed in $5,000 increments after 2002


                                       8
                                                                     (Continued)

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


         A general description of the Plan is contained in the Plan document restated as of January 1, 2002. Participants should refer to the Plan document for more complete information. The plan administrator has applied to the Internal Revenue Service for a new determination letter, but has not yet received a response. The plan administrator believes the plan (as restated) continues to qualify as discussed in note 7.

(9) RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500

                                                                                DECEMBER 31,
                                                                                    2001
                                                                                -------------
Net assets available for plan benefits as presented in these
     financial statements                                                       $ 233,976,836

Adjustment for employer contribution receivable                                    (7,764,001)

Adjustment for employee contribution receivable                                       (50,198)
                                                                                -------------
Net assets available for plan benefits as presented on Form 5500                $ 226,162,637
                                                                                =============

                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                                    2001
                                                                                -------------
Net decrease in net assets available for plan benefits as presented in
     these financial statements                                                 $ (12,136,003)

Adjustment for employer contribution receivable at December 31, 2001               (7,764,001)

Adjustment for employee contribution receivable at December 31, 2001                  (50,198)

Adjustment for employer contribution receivable at December 31, 2000                7,212,467

Adjustment for employee contribution receivable at December 31, 2000                   35,124
                                                                                -------------
Net decrease in net assets available for plan benefits as presented on
     Form 5500                                                                  $ (12,702,611)
                                                                                =============


                                       9
                                                                     (Continued)

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000



                                                                                      DECEMBER 31,
                                                                                         2000
                                                                                      -------------
Net assets available for plan benefits as presented in these
   financial statements                                                               $ 246,112,839

Adjustment for employer contribution receivable                                          (7,212,467)

Adjustment for employee contribution receivable                                             (35,124)
                                                                                      -------------
Net assets available for plan benefits as presented on Form 5500                      $ 238,865,248
                                                                                      =============

                                                                                       YEAR ENDED
                                                                                       DECEMBER 31,
                                                                                          2000
                                                                                      -------------
Net decrease in net assets available for plan benefits as presented in these
   financial statements                                                               $ (10,198,424)

Adjustment for employer contribution receivable at December 31, 2000                     (7,212,467)

Adjustment for employee contribution receivable at December 31, 2000                        (35,124)

Adjustment for employer contribution receivable at December 31, 1999                      7,286,018

Adjustment for employee contribution receivable at December 31, 1999                         37,770
                                                                                      -------------
Net decrease in net assets available for plan benefits as presented
   on Form 5500                                                                       $ (10,122,227)
                                                                                      =============

                                                                        SCHEDULE
                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                                   FACE
                                                                 AMOUNT OR
                       DESCRIPTION                                 SHARES                 COST               FAIR VALUE
----------------------------------------------------------    ------------------    ------------------    ------------------
The Toro Company Common Stock**                                      689,471         $  20,880,271            31,026,196
Wells Fargo Stable Value Fund                                      1,418,517                                  45,351,817
Putnam S&P 500 Fund*                                                  53,955                                   1,502,647
Putnam Asset Allocation: Growth Fund*                              1,134,123                                  10,932,947
Putnam Asset Allocation: Balanced Fund*                            1,475,814                                  14,492,489
Putnam Asset Allocation: Conservative Fund*                          628,682                                   5,469,529
Putnam Growth Opportunities
     Fund - International*                                           591,108                                  11,792,599
Putnam Growth Opportunities Fund*                                    309,699                                   4,636,199
Putnam Voyager Fund*                                               3,028,288                                  53,812,677
Lord Abbett Affiliated Fund                                        3,163,348                                  43,306,240
UAM ICM Small Company Portfolio                                      148,407                                   3,839,297
                                                                                                          --------------
                 Total                                                                                    $  226,162,637
                                                                                                          ==============

*Party-in-interest.
**Party-in-interest and nonparticipant-directed.


See accompanying independent auditors' report.


                                       11